Exhibit 7.03

Dunluce Acquisition Corporation

December 20, 2006

Board of Directors
TNS, Inc.
11480 Commerce Park Drive
Suite 600
Reston, Virginia 20191

Gentlemen:

We are pleased to present this offer to acquire all of the outstanding shares of common stock (the “Common Stock”) of TNS, Inc. (the “Company”) at a cash purchase price of $20.00 per share through a new acquisition vehicle, Dunluce Acquisition Corporation (“Dunluce”), a Delaware corporation.  We believe that our offer is fair and in the best interest of the Company and its stockholders. This offer is fully financed and contemplates all-cash consideration predicated on all stockholders being treated equally.  Our offer represents a significant premium over the trading values of the Company’s Common Stock on a 1-day (16.8%) and 30-day average closing price (17.0%) basis. This offer is made without condition, except for the negotiation of definitive documentation and the satisfactory completion of confirmatory due diligence.

Dunluce has received commitments to underwrite the entire purchase price through a combination of debt and equity.  The equity for the transaction has been committed to, in its entirety, by ABRY Partners, LLC (“ABRY”). With $2.8 billion of capital under management, ABRY is one of the most experienced and successful private equity investment firms in North America focused on investing exclusively in the media, communications and business services industries.  Since 1989, ABRY has completed over $18.0 billion of leveraged transactions and other private equity and mezzanine investments, representing investments in more than 450 media, communications and business services properties. Additionally, we have secured debt commitments from each of JP Morgan, Morgan Stanley and SunTrust to fully underwrite the debt upon closing of the transaction. Commitment letters from ABRY and each of the lenders are enclosed herewith.

Given my longstanding involvement in the Company as its founder and CEO, our financing group will be in a position to complete confirmatory due diligence and finalize a merger agreement in an expedited manner.  I am aware of the Board’s desire to minimize distractions to the Company and its management and have spent considerable time with each of the financing sources discussing the business.  Furthermore, each of the financing sources has performed significant due diligence from publicly available information.

At this point, all that is left to be done is to enable our financing sources to complete their confirmatory due diligence.  The legal and accounting advisors to ABRY and our lenders stand ready to begin their work immediately.  Additionally, we are prepared to negotiate a merger agreement concurrently with the confirmatory due diligence period.

7984 Georgetown Pike       McLean, Virginia  22102

Board of Directors

TNS, Inc.

This offer will not create a binding obligation on the part of either the Company or Dunluce with respect to any transaction unless and until such time as definitive documentation is approved, executed and delivered by the respective parties.

I look forward to working with the Company and its legal and financial advisors in a mutual effort to complete a transaction to benefit the Company’s public stockholders.  If we do not hear from you regarding definitive next steps with respect to a transaction process by 5:00pm EST on Wednesday, January 10, 2007, please consider this offer to be withdrawn.  Your prompt consideration of this offer is requested.  Should you have any questions, please contact us or our financial advisor, Signal Hill Capital Group, LLC.

Please note that Dunluce plans to file this offer as an exhibit to a Schedule 13D with the U.S. Securities and Exchange Commission in compliance with the requirements set forth under the Securities Exchange Act of 1934, as amended.

Sincerely,

/s/ John J. McDonnell, Jr.
John J. McDonnell, Jr.
Chairman and Chief Executive Officer
Dunluce Acquisition Corporation

Enclosures